UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November 2014
Commission File Number 001-33161
NORTH AMERICAN ENERGY PARTNERS INC.
Suite 300, 18817 Stony Plain Road
Edmonton, Alberta T5S 0C2
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three and nine months ended September 30, 2014.

2.	Management’s Discussion and Analysis for the three and nine months ended September 30, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name:	David Blackley
Title:	Chief Financial Officer
Date: November 4, 2014

NORTH AMERICAN ENERGY PARTNERS INC.
Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014
(Expressed in thousands of Canadian Dollars)
(Unaudited)

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	September 30, 2014	December 31, 2013
Assets
Current assets
Cash	$503	$13,742
Accounts receivable (net of allowance for doubtful accounts of $134, December 31, 2013 – $nil)	52,316	70,177
Unbilled revenue	67,911	32,168
Inventories	7,753	5,907
Prepaid expenses and deposits	3,556	2,152
Deferred tax assets	5,499	3,678
	137,538	127,824
Plant and equipment (net of accumulated depreciation of $199,323, December 31, 2013 – $188,996)	297,735	277,975
Other assets	11,159	12,182
Deferred tax assets	37,652	27,660
Total assets	$484,084	$445,641
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$58,559	$48,438
Accrued liabilities	17,912	15,655
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	3,316	6,357
Current portion of capital lease obligation	21,603	14,996
Deferred tax liabilities	16,896	8,036
	118,286	93,482
Long term debt (note 4)	74,442	75,000
Capital lease obligation	37,752	28,299
Other long term obligations	6,366	7,207
Deferred tax liabilities	53,244	49,818
	290,090	253,806
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2014 – 35,404,016 (December 31, 2013 – 34,746,236)) (note 8(a))	294,936	290,517
Treasury shares (September 30, 2014 - 296,136 (December 31, 2013 - nil))(note 8(a))	(2,463)	—
Additional paid-in capital	16,220	14,750
Deficit	(114,699)	(113,432)
	193,994	191,835
Total liabilities and shareholders’ equity	$484,084	$445,641
See accompanying notes to interim consolidated financial statements.

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Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Revenue	$134,675	$116,243	$358,598	$361,570
Project costs	70,470	44,715	157,823	139,872
Equipment costs	36,497	51,904	128,509	163,907
Depreciation	10,906	7,993	30,992	28,853
Gross profit	16,802	11,631	41,274	28,938
General and administrative expenses	6,522	9,189	27,590	30,284
Loss (gain) on disposal of plant and equipment	11	(178)	745	2,249
Loss (gain) on disposal of assets held for sale	39	1,198	(43)	2,127
Amortization of intangible assets	547	865	2,420	2,520
Operating income (loss) before the undernoted	9,683	557	10,562	(8,242)
Interest expense, net (note 5)	3,181	6,904	9,017	18,477
Foreign exchange (gain) loss	(5)	(8)	18	(122)
Unrealized gain on derivative financial instruments	—	(1,508)	—	(2,023)
Loss on debt extinguishment	—	6,476	304	6,476
Income (loss) before income taxes	6,507	(11,307)	1,223	(31,050)
Income tax expense (benefit)
Current	(4)	284	(87)	(2,273)
Deferred	1,704	(2,914)	473	(5,232)
Net income (loss) from continuing operations	4,807	(8,677)	837	(23,545)
Income from discontinued operations, net of tax (note 6)	—	82,733	—	87,195
Net income	4,807	74,056	837	63,650
Other comprehensive (loss) income
Unrealized foreign currency translation (loss) gain	—	(30)	—	27
Comprehensive income	4,807	74,026	837	63,677
Per share information from continuing operations
Net income (loss) - basic (note 8(b))	$0.14	$(0.24)	$0.02	$(0.65)
Net income (loss) - diluted (note 8(b))	$0.13	$(0.24)	$0.02	$(0.65)
Per share information from discontinued operations
Net income - basic (note 8(b))	$0.00	$2.28	$0.00	$2.40
Net income - diluted (note 8(b))	$0.00	$2.26	$0.00	$2.40
Per share information
Net income - basic (note 8(b))	$0.14	$2.04	$0.02	$1.75
Net income - diluted (note 8(b))	$0.13	$2.02	$0.02	$1.75

Cash dividends per share (note 8(c))	$0.02	$0.00	$0.06	$0.00
See accompanying notes to interim consolidated financial statements.

2

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive (loss) gain	Total
Balance at December 31, 2012	$304,908	$—	$10,292	$(182,616)	$(27)	$132,557
Net income	—	—	—	63,650	—	63,650
Unrealized foreign currency translation gain	—	—	—	—	27	27
Exercised stock options	474	—	(140)	—	—	334
Stock-based compensation	—	—	512	—	—	512
Balance at September 30, 2013	$305,382	$—	$10,664	$(118,966)	$—	$197,080

Balance at December 31, 2013	$290,517	$—	$14,750	$(113,432)	$—	$191,835
Net income	—	—	—	837	—	837
Exercised options (note 7(b) and 7 (c))	4,419	—	(1,674)	—	—	2,745
Stock-based compensation	—	—	3,144	—	—	3,144
Dividends (note 8(c))	—	—	—	(2,104)	—	(2,104)
Purchase of treasury shares for share unit settlement (note 8(a))	—	(2,463)	—	—	—	(2,463)
Balance at September 30, 2014	$294,936	$(2,463)	$16,220	$(114,699)	$—	$193,994
See accompanying notes to interim consolidated financial statements.

3

NOA

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Cash provided by (used in):
Operating activities:
Net income (loss) from continuing operations	$4,807	$(8,677)	$837	$(23,545)
Adjustments to reconcile to net cash from operating activities:
Depreciation	10,906	7,993	30,992	28,853
Amortization of intangible assets	547	865	2,420	2,520
Amortization of deferred financing costs (note 5)	321	3,055	1,167	3,738
Lease inducement paid on sublease	—	—	(1,200)	—
Loss (gain) on disposal of plant and equipment	11	(178)	745	2,249
Loss (gain) on disposal of assets held for sale	39	1,198	(43)	2,127
Unrealized gain on derivative financial instruments	—	(1,508)	—	(2,023)
Loss on debt extinguishment	—	6,476	304	6,476
Stock-based compensation (recovery) expense (note 7(a))	(405)	1,905	5,488	4,549
Cash settlement of share based compensation (note 7(d) and 7(e))	—	(504)	(2,796)	(1,231)
Other adjustments to cash from operating activities	23	(15)	21	(46)
Deferred income tax benefit	1,704	(2,914)	473	(5,232)
Net changes in non-cash working capital (note 9(b))	(19,106)	(3,202)	(8,779)	10,851
	(1,153)	4,494	29,629	29,286
Investing activities:
Purchase of plant and equipment	(11,685)	(9,412)	(29,034)	(24,594)
Additions to intangible assets	(60)	(1,936)	(551)	(3,307)
Proceeds on disposal of plant and equipment	433	1,252	1,086	2,569
Proceeds on disposal of assets held for sale	348	1,068	1,212	3,028
	(10,964)	(9,028)	(27,287)	(22,304)
Financing activities:
Repayment of credit facilities	(25,000)	(66,265)	(25,000)	(234,684)
Increase in credit facilities	34,442	20,000	34,442	172,396
Financing costs	(87)	(576)	(87)	(576)
Redemption of Series 1 Debentures	—	(156,476)	(10,304)	(156,476)
Proceeds from option exercised (note 7(b) and 7(c))	516	328	2,745	334
Dividend payment (note 8(c))	(704)	—	(1,402)	—
Purchase of treasury shares for share unit settlement (note 8(a))	(788)	—	(2,463)	—
Repayment of capital lease obligations	(5,503)	(3,560)	(13,512)	(10,383)
	2,876	(206,549)	(15,581)	(229,389)
Decrease in cash from continuing operations	(9,241)	(211,083)	(13,239)	(222,407)
Cash provided by (used in) discontinued operations:
Operating activities	—	(1,479)	—	46,226
Investing activities	—	216,831	—	182,114
Financing activities	—	(18)	—	(271)
Increase in cash provided by discontinued operations	—	215,334	—	228,069
(Decrease) increase in cash	(9,241)	4,251	(13,239)	5,662
Effect of exchange rate on changes in cash	—	(30)	—	27
Cash, beginning of period	9,744	2,632	13,742	1,164
Cash, end of period	$503	$6,853	$503	$6,853
Supplemental cash flow information (note 9(a))
See accompanying notes to interim consolidated financial statements.

4

Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1) Nature of operations
North American Energy Partners Inc. ("the Company") provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
2) Basis of presentation
These unaudited interim consolidated financial statements are prepared in accordance with US GAAP for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. Material inter-company transactions and balances are eliminated upon consolidation.
3) Recent accounting pronouncements
a) Accounting pronouncements recently adopted
In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carry Forward Exists. This accounting standard eliminates the diversity in practice in the presentation of unrecognized tax benefits. The amendments in this ASU provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, similar tax loss, or tax credit carry forward exists. The Company adopted this ASU effective January 1, 2014. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.
b) Issued accounting pronouncements not yet adopted
i.Presentation of financial statements and property, plant and equipment
In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disposals of Components of an Entity. This accounting standard changes the requirements for reporting discontinued operations. The amendments in this ASU change the definition of what will be reported as a discontinued operation by limiting discontinued operations to disposals of components of an entity that will have a major effect on an entities operations and financial results. This ASU will be effective for disposals recorded on or after January 1, 2015. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.

ii.	Revenue from Contracts with Customers
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This accounting standard updates the revenue recognition guidance to require that entities recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU provides specific steps that entities should apply to recognize revenue. This ASU will be effective commencing January 1, 2017. The Company is currently assessing the effect the adoption of this standard will have on its consolidated financial statements.

5

NOA

iii.Compensation - Stock Compensation
In May 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This accounting standard update requires that performance targets affecting vesting of stock awards which could be achieved after the requisite service period be treated as a performance condition. Currently, US GAAP does not provide specific guidance regarding treatment of performance targets that could be achieved after the service period. This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.
iv.Presentation of Financial Statements - Going Concern
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern
(Subtopic 205-40). This accounting standard provides guidance on the responsibility of management in evaluating whether there is doubt about the Company's ability to continue as a going concern. For every reporting period, management will be required to complete an evaluation on whether there is substantial doubt about the Company's ability to continue as a going concern within one year from the date of the financial statement issuance. Guidance is also provided on related note disclosure should substantial doubt be raised. This ASU will be effective commencing January 1, 2017, with early adoption permitted. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.
4) Long term debt

	September 30, 2014	December 31, 2013
Credit Facility (note 4(a))	$9,442	$—
Series 1 Debentures (note 4(b))	65,000	75,000
	$74,442	$75,000
a) Credit Facility
On September 10, 2014, the Company entered into a First Amending Agreement to the Fifth Amended and Restated Credit Agreement (the "Credit Facility"). The Fifth Amended and Restated Credit Facility was dated October 9, 2013. The Credit Facility is secured through a combination of working capital and equipment. The Credit Facility provides a borrowing base, determined by the value of receivables and equipment, which reduces financial covenants to a Senior Leverage Ratio and a Fixed Charge Cover Ratio. Under the terms of the amended agreement, the Senior Leverage Ratio covenant of Senior Debt to Consolidated EBITDA was modified from less than 2.00 times to 1.00 to less than 2.50 times to 1.00; the permitted capital lease debt was increased by $15.0 million to $90.0 million and the Company received pre-approval to redeem up to $20.0 million of the Series 1 Debentures. As at September 30, 2014, the Company was in compliance with the covenants.
The Credit Facility allows borrowing of up to $85.0 million, broken into two tranches, contingent upon the value of the borrowing base. Tranche A supports both borrowing under the revolving facility and letters of credit up to $60.0 million and Tranche B allows up to $25.0 million in letters of credit.
As of September 30, 2014, there was $9.4 million (December 31, 2013 - $nil) drawn against the revolving facility under Tranche A of the Credit Facility and there was $5.5 million (December 31, 2013 - $3.1 million) of issued and undrawn letters of credit under Tranche B of the Credit Facility. The September 30, 2014 borrowing base allowed for a maximum draw of $54.6 million between the two tranches. At September 30, 2014, the Company's unused borrowing availability under the revolving facility was $39.7 million (December 31, 2013 - $60.0 million).
b) Series 1 Debentures
The Series 1 Debentures bear interest of 9.125% and mature on April 7, 2017. Interest is payable in equal installments semi-annually in arrears on April 7 and October 7 in each year.
On February 28, 2014, the Company announced that it elected to redeem $10.0 million of the Series 1 Debentures. Holders of record at the close of business on April 4, 2014 had their Series 1 Debentures redeemed on a pro rata basis for 103.042% of the principal amount, plus accrued and unpaid interest. On April 8, 2014, the Company

6

redeemed $10.0 million of aggregate principal amount of notes and recorded a premium on redemption of debentures of $0.3 million. At September 30, 2014, there was $65.0 million outstanding under the Series 1 Debentures.
5) Interest expense, net

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Interest on capital lease obligations	$903	$675	$2,234	$2,030
Amortization of deferred financing costs	321	3,055	1,167	3,738
Interest on Credit Facility	322	339	822	2,164
Interest on Series 1 Debentures	1,483	3,070	4,696	10,796
Interest on long term debt	$3,029	$7,139	$8,919	$18,728
Interest expense (income)	152	(235)	98	(251)
	$3,181	$6,904	$9,017	$18,477
6) Discontinued operations
In prior years, the Company disposed of two businesses and classified their results as discontinued operations. On November 22, 2012, the Company sold its pipeline related assets and exited the pipeline business. On July 12, 2013, the Company sold its piling related assets and liabilities, excluding accounts receivable and unbilled revenue on a certain customer contract, and exited the piling, foundation, pipeline anchor and tank services businesses.
There were no results or cash from discontinued operations in the three and nine months ended September 30, 2014. The discontinued operations results for the prior year are as follows:

	Three months ended			Nine months ended
	September 30, 2013			September 30, 2013
	Pipeline	Piling	Total	Pipeline	Piling	Total
Revenue	$—	$7,173	$7,173	$—	$97,264	$97,264
Project costs	—	7,375	7,375	1,321	79,046	80,367
Depreciation	—	—	—	—	706	706
Gross (loss) profit	$—	$(202)	$(202)	$(1,321)	$17,512	$16,191
General and administrative expenses	—	634	634	312	6,731	7,043
(Gain) loss on disposal of assets and liabilities	—	(97,346)	(97,346)	17	(97,346)	(97,329)
Amortization of intangible assets	—	—	—	—	351	351
Operating income (loss)	$—	$96,510	$96,510	$(1,650)	$107,776	$106,126
Interest expense	—	997	997	—	4,758	4,758
Income (loss) before income taxes	$—	$95,513	$95,513	$(1,650)	$103,018	$101,368
Deferred income tax expense (benefit)	—	12,780	12,780	(510)	14,683	14,173
Net income (loss)	$—	$82,733	$82,733	$(1,140)	$88,335	$87,195
Cash provided by (used in) discontinued operations is summarized as follows:

	Three months ended			Nine months ended
	September 30, 2013			September 30, 2013
	Pipeline	Piling	Total	Pipeline	Piling	Total
Operating activities	$—	$(1,479)	$(1,479)	$(1,587)	$47,813	$46,226
Investing activities	—	216,831	216,831	—	182,114	182,114
Financing activities	—	(18)	(18)	—	(271)	(271)
	$—	$215,334	$215,334	$(1,587)	$229,656	$228,069

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NOA

7) Stock-based compensation
a) Stock-based compensation expenses
Stock-based compensation (recoveries) expenses included in general and administrative expenses are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Share option plan (note 7(b))	$231	$113	$702	$774
Liability classified restricted share unit plan (note 7(d(i)))	(361)	1,008	2,114	1,877
Equity classified restricted share unit plan (note 7(d(ii)))	139	—	255	—
Performance restricted share unit plan (note 7(e))	47	—	47	—
Liability classified deferred stock unit plan (note 7(f(i)))	(860)	784	603	1,898
Equity classified deferred stock unit plan (note 7(f(ii)))	399	—	1,767	—
	$(405)	$1,905	$5,488	$4,549
b) Share option plan

	Three months ended September 30,
	2014		2013
	Number of options	Weighted average exercise price $ per share	Number of options	Weighted average exercise price $ per share
Outstanding, beginning of period	1,864,880	5.90	2,957,102	5.72
Exercised‡	(18,780)	6.22	(69,520)	4.72
Forfeited	(4,700)	5.91	(528,040)	7.91
Outstanding, end of period	1,841,400	5.90	2,359,542	5.27

	Nine months ended September 30,
	2014		2013
	Number of options	Weighted average exercise price $ per share	Number of options	Weighted average exercise price $ per share
Outstanding, beginning of period	2,213,280	5.51	3,029,734	5.70
Exercised‡	(365,980)	3.51	(71,120)	4.70
Forfeited	(5,900)	7.45	(599,072)	7.55
Outstanding, end of period	1,841,400	5.90	2,359,542	5.27
‡ All stock options exercised resulted in new common shares being issued
c) Senior executive stock option plan
During the three and nine months ended September 30, 2014, 80,000 and 291,800 of the senior executive stock options were exercised and settled in common shares. At September 30, 2014, there were 258,200 vested senior executive stock option plan units outstanding (December 31, 2013 - 550,000).
The fair value of the outstanding senior executive stock options was calculated as at September 30, 2014 assuming an expected volatility of 28.21%, a risk-free interest rate of 0.13%, an expected life of 0.6 years and a dividend yield of 1.11% (December 31, 2013 - expected volatility of 39.12%, a risk-free interest rate of 0.22%, an expected life of 1.4 years and no dividend yield). The weighted average fair value per option was $2.20 at September 30, 2014 (December 31, 2013 - $1.71).

8

d) Restricted share unit plan
The Company intends to settle all restricted share unit ("RSU") grants and dividend equivalent grants issued after February 19, 2014 with common shares purchased on the open market through a trust arrangement ("equity classified RSUs"). The Company will continue to settle the existing RSUs with cash ("liability classified RSUs"). Similar to the liability classified RSUs, the equity classified RSUs are granted to executives and other key employees each year with respect to services provided in the three years following the grant date and the majority vest at the end of a three-year term.
Per the RSU plan, if dividends are paid on common shares, additional RSUs shall be credited to the Participant's RSU account as of the dividend payment date. The number of additional RSUs (including fractional RSUs, if any) to be credited to the Participant's RSU account shall be determined by dividing the dollar amount of the dividends payable in respect of the number of common shares equal to the number of RSUs credited to the Participants RSU account by the fair market value per common share on the dividend payment date. Such additional RSUs shall be granted subject to the same service criteria as the underlying RSUs, and the date of grant of such additional RSUs shall be deemed to be the date of the grant of the underlying RSUs to which such additional RSUs relate.
i) Liability classified restricted share unit plan

	Three months ended		Nine months ended
	September 30,		September 30,
(units)	2014	2013	2014	2013
Outstanding, beginning of period	730,400	1,110,493	1,023,944	1,110,275
Granted	—	—	—	555,204
Dividend equivalents granted	—	—	695	—
Vested	—	—	(272,271)	(154,330)
Forfeited	(13,631)	(21,280)	(35,599)	(421,936)
Outstanding, end of period	716,769	1,089,213	716,769	1,089,213
At September 30, 2014, the current portion of RSU liabilities of $2,279 was included in accrued liabilities (December 31, 2013 – $1,933) and the long term portion of RSU liabilities of $1,262 was included in other long term obligations (December 31, 2013 – $1,734) in the Consolidated Balance Sheets.

9

NOA

ii) Equity classified restricted share unit plan

	Three months ended September 30,
	2014		2013
	Number of units	Weighted average exercise price $ per share	Number of units	Weighted average exercise price $ per share
Outstanding, beginning of period	234,606	7.88	—	—
Granted	43,757	8.57	—	—
Dividend equivalents granted	2,827	6.99	—	—
Forfeited	(7,108)	7.87	—	—
Outstanding, end of period	274,082	7.98	—	—

	Nine months ended September 30,
	2014		2013
	Number of units	Weighted average exercise price $ per share	Number of units	Weighted average exercise price $ per share
Outstanding, beginning of period	—	—	—	—
Granted	274,256	7.98	—	—
Dividend equivalents granted	6,934	7.73	—	—
Forfeited	(7,108)	7.87	—	—
Outstanding, end of period	274,082	7.98	—	—
e) Performance restricted share units
On June 11, 2014, the Company entered into an amended and restated executive employment agreement with the Chief Executive Officer (the "CEO") and granted Performance Restricted Share Units ("PSUs") as a long-term incentive, which became effective July 1, 2014. The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criterion includes the passage of time and is based upon the improvement of total shareholder return ("TSR") as compared to a defined company Canadian peer group. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. At the maturity date, the Human Resources and Compensation Committee will assess actual performance against the performance criteria and determine the number of PSUs that have been earned. The fair market value of the award granted on July 1, 2014 is $563, which will be recognized over the three-year term. The Company intends to settle earned PSUs with common shares purchased on the open market through a trust arrangement.
Per the PSU plan, if dividends are paid on common shares, additional PSUs shall be credited to the CEO's PSU account as of the dividend payment date. Such additional PSUs shall be granted subject to the same service and performance criteria as the underlying PSUs, and the date of grant of such additional PSUs shall be deemed to be the date of the grant of the underlying PSUs to which such additional PSUs relate. As a result of the September 30, 2014 dividend equivalent grant, the fair value of the award was increased by $1.
f) Deferred stock unit plan
As of February 19, 2014, the Company modified its directors deferred stock unit ("DDSU") plan to permit awards to Executives in addition to Directors. As a result of this change, the plan will be referred to as the deferred stock unit ("DSU") plan going forward. During the three months ended March 31, 2014, a portion of the 2013 Executive bonus compensation was converted to DSUs which were issued to Executives in February 2014.
The Company intends to settle all DSU grants and dividend equivalent grants issued after February 19, 2014 with common shares purchased on the open market through a trust arrangement ("equity classified DSUs"). Similar to the liability classified DSUs, the equity classified DSUs vest immediately upon issuance and are only redeemable upon death or retirement of the participants.
Per the DSU plan, if dividends are paid on common shares, additional DSUs shall be credited to the participant's RSU account as of the dividend payment date. The number of additional DSUs (including fractional DSUs, if any) to

10

be credited to the participant's DSU account shall be determined by dividing the dollar amount of the dividends payable in respect of the number of common shares equal to the number of DSUs credited to the participants DSU account by the fair market value per common share on the dividend payment date. Such additional DSUs shall be granted subject to the same service criteria as the underlying DSUs and the date of grant of such additional DSUs shall be deemed to be the date of the grant of the underlying DSUs to which such additional DSUs relate.
i) Liability classified deferred stock unit plan

	Three months ended		Nine months ended
	September 30,		September 30,
(units)	2014	2013	2014	2013
Outstanding, beginning of period	530,622	710,324	586,834	625,156
Issued‡	—	30,576	7,674	115,744
Redeemed	—	(103,547)	(63,886)	(103,547)
Outstanding, end of period	530,622	637,353	530,622	637,353
‡ Certain DSUs issued during the nine months ended September 30, 2014 were liability classified as they were redeemed before establishment of the trust arrangement.
ii) Equity classified deferred stock unit plan

	Three months ended September 30,
	2014		2013
	Number of units	Weighted average exercise price $ per share	Number of units	Weighted average exercise price $ per share
Outstanding, beginning of period	120,617	7.09	—	—
Issued	14,432	7.09	—	—
Dividend equivalents issued	1,905	6.99	—	—
Outstanding, end of period	136,954	7.09	—	—

	Nine months ended September 30,
	2014		2013
	Number of units	Weighted average exercise price $ per share	Number of units	Weighted average exercise price $ per share
Outstanding, beginning of period	—	—	—	—
Issued	131,919	7.06	—	—
Dividend equivalents issued	5,035	7.74	—	—
Outstanding, end of period	136,954	7.09	—	—
8) Shares
a) Common shares
Issued and outstanding:
The Company is authorized to issue an unlimited number of voting and non-voting common shares.

	Common shares	Treasury shares	Common shares outstanding, net of treasury shares
Voting common shares
Number of common shares outstanding as at December 31, 2013	34,746,236	—	34,746,236
Issued upon exercise of stock options	365,980	—	365,980
Issued upon exercise of senior executive stock options	291,800	—	291,800
Purchase of treasury shares for share unit settlement	—	(296,136)	(296,136)
Issued and outstanding at September 30, 2014	35,404,016	(296,136)	35,107,880

11

NOA

On June 12, 2014, the Company entered into a trust fund agreement whereby the trustee will purchase and hold common shares, which were classified as treasury shares on our consolidated balance sheet, until such time that units issued under the equity classified RSU plan (note 7(d(ii))) and PSU plan (note 7(e)) are to be settled.
b) Net income per share

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Net income (loss) from continuing operations	$4,807	$(8,677)	$837	$(23,545)
Income from discontinued operations, net of tax (note 6)	—	82,733	—	87,195
Net income	$4,807	$74,056	$837	$63,650

Weighted average number of outstanding common shares	35,158,986	36,301,578	34,998,697	36,268,118

Basic net income (loss) per share from continuing operations	$0.14	$(0.24)	$0.02	$(0.65)
Basic net income per share from discontinued operations	—	2.28	—	2.40
Basic net income per share	$0.14	$2.04	$0.02	$1.75

Dilutive effect of stock options and treasury shares	769,079	338,815	744,476	138,135
Weighted average numbers of diluted common shares	35,928,065	36,640,393	35,743,173	36,406,253

Diluted net income (loss) per share from continuing operations	$0.13	$(0.24)	$0.02	$(0.65)
Diluted net income per share from discontinued operations	—	2.26	—	2.40
Diluted net income per share	$0.13	$2.02	$0.02	$1.75
For the three and nine months ended September 30, 2014, there were 766,184 and 768,162 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share (three and nine months ended September 30, 2013 – 742,768 and 1,858,704 stock options, respectively).
c) Dividends
On September 15, 2014, the company declared its third quarter 2014 dividend of $0.02 per share payable to shareholders of record as of September 30, 2014. At September 30, 2014, the dividend payable of $704 was included in accrued liabilities and was subsequently paid to shareholders on October 21, 2014.
On June 11, 2014, the Company declared its second quarter 2014 dividend of $0.02 per share totaling $706 which was paid on July 21, 2014 to shareholders of record as of June 30, 2014. On February 19, 2014, the Company declared its first quarter 2014 dividend of $0.02 per share totaling $698 which was paid on April 21, 2014 to shareholders of record as of March 31, 2014.

12

9) Other information
a) Supplemental cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Cash paid during the period for:
Interest	$1,230	$6,352	$6,492	$21,134
Income taxes	—	—	—	92
Cash received during the period for:
Interest	7	228	62	233
Income taxes	—	809	88	2,857
Non-cash transactions:
Addition of plant and equipment by means of capital leases	1,540	1,446	29,572	8,250
Reclass from plant and equipment to assets held for sale	(137)	(1,580)	(1,132)	(5,123)
Non-cash working capital exclusions:
Net increase (decrease) in accounts payable related to purchase of plant and equipment	165	(462)	(4,891)	146
Net decrease in accounts payable related to purchase of intangible assets	—	(487)	—	(1,003)
Net decrease in accounts payable related to change in estimated financing costs	—	—	(101)	—
Net (decrease) increase in accounts payable related to change in the lease inducement payable on the sublease	(81)	—	219	—
Net decrease in short term portion of equipment lease liabilities related to purchase of plant and equipment	—	(149)	—	(149)
Net decrease in long term portion of equipment lease liabilities related to purchase of plant and equipment	—	—	—	(10)
Net (decrease) increase in accrued liabilities related to current portion of RSU liability	(309)	393	346	810
Net (decrease) increase in accrued liabilities related to current portion of DSU liability	—	(429)	—	162
Net (decrease) increase in accrued liabilities related to dividend payable	(4)	—	702	—
b) Net change in non-cash working capital

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Operating activities:
Accounts receivable	$(8,606)	$2,310	$17,861	$19,974
Unbilled revenue	(7,426)	7,828	(35,743)	15,516
Inventories	(2,877)	224	(1,846)	(1,161)
Prepaid expenses and deposits	739	1,683	(2,113)	84
Accounts payable	533	(5,604)	14,894	(21,943)
Accrued liabilities	4,061	(10,481)	1,209	(2,327)
Long term portion of liabilities related to equipment leases	—	(22)	—	(177)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(5,530)	860	(3,041)	885
	$(19,106)	$(3,202)	$(8,779)	$10,851
10) Customers
The following customers accounted for 10% or more of total revenues:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Customer A	28%	31%	31%	28%
Customer B	43%	—%	26%	—%
Customer C	4%	17%	13%	21%
Customer D	8%	7%	11%	7%
Customer E	6%	9%	7%	10%
Customer F	5%	8%	6%	10%
Customer G	1%	24%	1%	18%

13

NOA

11) Claims revenue
Due to the timing of receipt of signed change orders, the Company recognized claims revenue to the extent of costs incurred for the three and nine months ended September 30, 2014 of $3,954 and $4,031, respectively (three and nine months ended September 30, 2013 - $3,580 and $15,738, respectively).
12) Comparative figures
Certain of the comparative figures have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.

14

NORTH AMERICAN ENERGY PARTNERS INC.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2014

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2014
A. EXPLANATORY NOTES
November 4, 2014
The following Management’s Discussion and Analysis ("MD&A") is as of November 4, 2014 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three and nine months ended September 30, 2014 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended December 31, 2013, together with our annual MD&A for the year ended December 31, 2013. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary from the forward-looking information.
NON-GAAP FINANCIAL MEASURES
A non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as EBITDA which is "net income before interest expense, income taxes, depreciation and amortization", "Consolidated EBITDA" (as defined in our Fifth Amended and Restated Credit Agreement, as amended, "the Credit Facility") and "Piling Business EBITDA". Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
EBITDA and Consolidated EBITDA
Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, the impairment of goodwill, the amendment related to the 2011 $42.5 million revenue write-down on the Canadian Natural1 overburden removal contract and certain other non-cash items included in the calculation of net income.
We believe that EBITDA is a meaningful measure of the performance of our business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our Credit Facility requires us to maintain both a fixed charges coverage ratio and a senior leverage ratio, which are calculated using Consolidated EBITDA from continuing operations, and also identifies limits to our annual capital spend. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility.

1 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.

NOA

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses, represents an actual use of cash during the period.
Consolidated EBITDA from Continuing Operations
With the sale of our Pipeline construction related assets (November 22, 2012) and our Piling related assets and liabilities (July 12, 2013) and the exit from both businesses, the results from these businesses are reported as results from "discontinued operations". We believe that our performance should be measured on our continuing operations and compared against historical results from continuing operations. "Consolidated EBITDA from Continuing Operations" is defined as Consolidated EBITDA excluding results from discontinued operations.
Piling Business EBITDA
As part of the sale of our Piling related assets and liabilities, as discussed in "Financial Results - Contingent Proceeds", we may receive contingent proceeds based on certain profitability thresholds being achieved from the use of the assets and liabilities sold. The calculation of the actual profitability performance, for the purpose of determining the contingent proceeds that we should receive, is defined in the purchase and sale agreement using substantially our definition of Consolidated EBITDA, as described above, as it applies to the Piling business with a limit placed on incremental corporate general & administrative ("G&A") costs that can be included in the determination of such EBITDA (the "Piling Business EBITDA").
Backlog and future workload
Backlog is a measure of the amount of secured work a company may have outstanding. Backlog is not a GAAP measure. As a result, the definition and determination of backlog will vary among different organizations ascribing a value to backlog. We have reported our backlog in prior reporting periods, using the definition of backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract, work order, work authorization or change order specifying job scope, value and timing (limited to contracts or work orders with values exceeding $500,000).
We do not believe that backlog is an accurate indicator of the base level of our future revenue potential as a significant portion of our activity is performed under master service agreements ("MSA") with our key clients. Our clients will provide us with work authorizations under the MSAs as our services are required and as we have equipment fleet available to perform the work. In addition, the amount of work performed under our MSAs compared to work performed under contracts varies year-by-year.

B. SIGNIFICANT BUSINESS EVENTS
Employee Fatality
On June 2, 2014, we regretfully experienced an employee fatality at our designated work area within the Millennium mine site. We suspended all of our activities on this site while we worked with our customer and the appropriate authorities to complete a thorough and comprehensive investigation into the cause of the incident. On July 4, 2014, we began a graduated "return to work" plan at the site. This ramp up continued at a slow pace through July and August and full activities were only resumed once we had reviewed and implemented new safety processes with our customer.

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C. FINANCIAL RESULTS
Summary of Consolidated Three and Nine Months Results

	Three months ended September 30,
(dollars in thousands, except per share amounts)	2014	2013	Change
Revenue	$134,675	$116,243	$18,432
Project costs	70,470	44,715	25,755
Equipment costs	36,497	51,904	(15,407)
Depreciation	10,906	7,993	2,913
Gross profit	$16,802	$11,631	$5,171
Gross profit margin	12.5%	10.0%	2.5%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	6,927	7,284	(357)
Stock based compensation expense	(405)	1,905	(2,310)
Operating income	9,683	557	9,126
Interest expense	3,181	6,904	(3,723)
Net income (loss) from continuing operations	4,807	(8,677)	13,484
Net income (loss) margin from continuing operations	3.6%	(7.5)%	11.1%
Net income from discontinued operations	—	82,733	(82,733)
Net income	4,807	74,056	(69,249)
EBITDA from continuing operations(1)	21,141	4,455	16,686
Consolidated EBITDA from continuing operations(1)	22,007	10,556	11,451
Consolidated EBITDA margin from continuing operations	16.3%	9.1%	7.2%

Per share information - continuing operations
Net income (loss) - Basic	$0.14	$(0.24)	$0.38
Net income (loss) - Diluted	$0.13	$(0.24)	$0.37
Per share information - discontinued operations
Net income - Basic	$0.00	$2.28	$(2.28)
Net income - Diluted	$0.00	$2.26	$(2.26)
Per share information
Net income - Basic	$0.14	$2.04	$(1.90)
Net income - Diluted	$0.13	$2.02	$(1.89)

Cash dividends per share	$0.02	$0.00	$0.02

	Nine months ended September 30,
(dollars in thousands, except per share amounts)	2014	2013	Change
Revenue	$358,598	$361,570	$(2,972)
Project costs	157,823	139,872	17,951
Equipment costs	128,509	163,907	(35,398)
Depreciation	30,992	28,853	2,139
Gross profit	$41,274	$28,938	$12,336
Gross profit margin	11.5%	8.0%	3.5%
Select financial information:
General and administrative expenses (excluding stock based compensation)	22,102	25,735	(3,633)
Stock based compensation expense	5,488	4,549	939
Operating income (loss)	10,562	(8,242)	18,804
Interest expense	9,017	18,477	(9,460)
Net income (loss) from continuing operations	837	(23,545)	24,382
Net income (loss) margin from continuing operations	0.2%	(6.5)%	6.7%
Net income from discontinued operations	—	87,195	(87,195)
Net income	837	63,650	(62,813)
EBITDA from continuing operations(1)	43,652	18,800	24,852
Consolidated EBITDA from continuing operations(1)	47,429	28,403	19,026
Consolidated EBITDA margin from continuing operations	13.2%	7.9%	5.3%

Per share information - continuing operations
Net income (loss) - Basic	$0.02	$(0.65)	$0.67
Net income (loss) - Diluted	$0.02	$(0.65)	$0.67
Per share information - discontinued operations
Net income - Basic	$0.00	$2.40	$(2.40)
Net income - Diluted	$0.00	$2.40	$(2.40)
Per share information
Net income - Basic	$0.02	$1.75	$(1.73)
Net income - Diluted	$0.02	$1.75	$(1.73)

Cash dividends per share	$0.06	$—	$0.06

(1)	A reconciliation of net income (loss) from continuing operations to EBITDA and Consolidated EBITDA from continuing operations is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2014	2013	2014	2013
Net income (loss) from continuing operations	$4,807	$(8,677)	$837	$(23,545)
Adjustments:
Interest expense	3,181	6,904	9,017	18,477
Income tax expense (benefit)	1,700	(2,630)	386	(7,505)
Depreciation	10,906	7,993	30,992	28,853
Amortization of intangible assets	547	865	2,420	2,520
EBITDA from continuing operations	21,141	4,455	43,652	18,800
Adjustments:
Unrealized gain on derivative financial instruments	—	(1,508)	—	(2,023)
Loss (gain) on disposal of plant and equipment	11	(178)	745	2,249
Loss (gain) on disposal of assets held for sale	39	1,198	(43)	2,127
Equity classified stock-based compensation expense	816	113	2,771	774
Premium on redemption of Series 1 Debenture	—	—	—	—
Loss on debt extinguishment	—	6,476	304	6,476
Consolidated EBITDA from continuing operations	$22,007	$10,556	$47,429	$28,403
Analysis of Consolidated Results from Continuing Operations
Revenue
For the three months ended September 30, 2014, revenue was $134.7 million, up from $116.2 million in the same period last year. Our current quarter revenue benefitted from mechanically stabilized earth ("MSE") wall construction at the Horizon and Fort Hills mine sites, in addition to the heavy civil construction at the Fort Hills mine. The increased focus on project work, combined with steady growth in mine support services at the Kearl mine, offset the decline in project work at the Base Plant mine and lower revenue from the Horizon mine as the customer

NOA

assumed the spend on maintenance parts on the cost reimbursable overburden contract. In August, activity levels slowly increased at the Millennium mine with the implementation of a new safety process. Ongoing work on Highway 63 lessened the effect of the revenue decline at the Millennium mine due to the fatality. We commenced project completion activities at the Joslyn mine and this work is expected to wrap up in the fourth quarter of 2014.
For the nine months ended September 30, 2014, revenue was $358.6 million, down marginally from $361.6 million in the same period last year. Revenue for the period was comparable to the prior-year as we shifted our focus to meet the increased demand for project work at the Fort Hills and Horizon mine sites, together with the ramp up of work on the Highway 63 project. This work compensated for the drop in revenues we experienced when our customer assumed certain activities on the long-term overburden contract at the Horizon mine in addition to lower project work at the Base Plant and Millennium mine sites. Revenue in the second and third quarter this year was also negatively affected by the fatality at the Millennium mine.
Gross profit
For the three months ended September 30, 2014, gross profit was $16.8 million, or 12.5% of revenue, up from $11.6 million, or 10.0% of revenue, in the same period last year. The improvement in both gross profit and margin is primarily driven by higher margin project work. Favourable productivity on lump sum projects, combined with an ongoing focus to manage equipment costs, also contributed to improved margins. The higher than expected weather delays on the Highway 63 project combined with the additional costs related to the shut down at the Millennium mine eroded some of the gains experienced by the higher margin work.
For the three months ended September 30, 2014, equipment cost dropped by $15.4 million compared to the prior year, primarily a result of our customer assuming the spend on maintenance parts on our Horizon mine overburden removal contract. The change eroded gross profit due to the corresponding loss of revenue and related margin on this cost reimbursable contract. A reduction in operating lease expense ($3.4 million, down from $5.8 million in the same period last year) also contributed to the lower equipment cost in the quarter.
For the three months ended September 30, 2014, depreciation was $10.9 million, up from $8.0 million in the same period last year. Current quarter depreciation included a $1.3 million write-down of assets held for sale compared to no write-downs in the prior year.
For the nine months ended September 30, 2014, gross profit was $41.3 million, or 11.5% of revenue, up from $28.9 million, or 8.0% of revenue in the same period last year. The improvement in both gross profit and margin primarily reflect the benefits of a strong focus on cost control, together with a shift towards higher-margin work associated with project activity, from the lower-margin work associated with the overburden contract. Lower operating lease expense and improved productivity on a mine services project added to this improvement. These improvements helped to offset the cost impacts of the shutdown at the Millennium mine and the negative margin impact of an increase in the use of rental equipment to support the civil construction volumes. Last year's gross profit margin was negatively affected by unsigned change orders related to startup delays on several projects.
For the nine months ended September 30, 2014, equipment cost dropped by $35.4 million compared to the prior year. The assumption of maintenance parts for the long term overburden contract by the customer was a significant contributor to this decline. Lower operating lease expense ($12.0 million, down from $19.9 million in the same period last year) added to this decline.
For the nine months ended September 30, 2014, depreciation was $31.0 million, up from $28.9 million in the same period last year. Current year depreciation included a $3.7 million write-down of assets held for sale compared to a $3.3 million write-down on disposed assets last year.
Operating income
For the three months ended September 30, 2014, we recorded operating income of $9.7 million, an increase from $0.6 million operating income recorded for the same period last year. G&A expense, excluding stock-based compensation, was $6.9 million for the quarter, down from $7.3 million for the same period last year. Stock-based compensation expense decreased $2.3 million compared to the prior year, primarily as a result of the decrease in the share price during the quarter. Reduced liability classified stock based compensation cost was partially offset by an increase in equity classified stock-based compensation costs due to this year's implementation of equity classified RSU and DSU awards. We recorded a $0.1 million loss from the sale of both plant and equipment and assets held for sale in the period, compared to a $1.0 million loss recorded for the same activities last year.

For the nine months ended September 30, 2014, we recorded operating income of $10.6 million, compared to an $8.2 million operating loss recorded in the same period last year. G&A expense, excluding stock-based compensation, was $22.1 million, down from $25.7 million last year. The current year G&A reflects benefits from the simplification of our business and the associated restructuring activities implemented during the prior year. Stock-based compensation cost increased $0.9 million compared to the previous year primarily as a result of the effect of reduction in the share price during the period partially offset by the increased cost of the new equity classified RSU and DSU award programs. We recorded a $0.7 million loss from the sale of both plant and equipment and assets held for sale in the period, compared to a $4.4 million loss recorded for the same activities last year.
Net income (loss) from continuing operations

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Per share information - continuing operations
Net income (loss) - Basic	$0.14	$(0.24)	$0.02	$(0.65)
Net income (loss) - Diluted	$0.13	$(0.24)	$0.02	$(0.65)
For the three months ended September 30, 2014, we recorded $4.8 million net income from continuing operations (basic income per share of $0.14 and diluted income per share of $0.13), an improvement from $8.7 million net loss from continuing operations (basic and diluted loss per share of $0.24) recorded for the same period last year. For the nine months ended September 30, 2014, we recorded a $0.8 million net income from continuing operations (basic and diluted income per share of $0.02), up from the $23.5 million net loss from continuing operations (basic and diluted loss per share of $0.65) recorded for the same period last year.
Non-Operating Income and Expense For Continuing Operations

	Three months ended			Nine months ended
	September 30,			September 30,
(dollars in thousands)	2014	2013	Change	2014	2013	Change
Interest expense
Long term debt
Interest on Series 1 Debentures	$1,483	$3,070	$(1,587)	$4,696	$10,796	$(6,100)
Interest on Credit Facility	322	339	(17)	822	2,164	(1,342)
Interest on capital lease obligations	903	675	228	2,234	2,030	204
Amortization of deferred financing costs	321	3,055	(2,734)	1,167	3,738	(2,571)
Interest on long term debt	$3,029	$7,139	$(4,110)	$8,919	$18,728	$(9,809)
Interest expense (income)	152	(235)	387	98	(251)	349
Total interest expense	$3,181	$6,904	$(3,723)	$9,017	$18,477	$(9,460)
Foreign exchange (gain) loss	(5)	(8)	3	18	(122)	140
Unrealized gain on derivative financial instruments	—	(1,508)	1,508	—	(2,023)	2,023
Income tax expense (benefit)	1,700	(2,630)	4,330	386	(7,505)	7,891
Interest expense
Total interest expense was $3.2 million during the three months ended September 30, 2014, down from $6.9 million in the prior year. During the nine months ended September 30, 2014, total interest expense was $9.0 million, down from $18.5 million in the prior year.
Our debt restructuring, including the redemption of $150.0 million of our Series 1 Debentures in the third quarter of last year and the $10.0 million redemption completed early in the second quarter of this year, resulted in reduced interest expense on our Series 1 Debentures to $1.5 million and $4.7 million, respectively during the three and nine months ended September 30, 2014, from $3.1 million and $10.8 million in the corresponding periods last year.
Interest on our Credit Facility of $0.3 million for the three months ended September 30, 2014 was comparable to interest expense in the prior year. The current nine month interest expense on our Credit Facility dropped to $0.8 million from $2.2 million in the same period last year, as a result of a reduction in the interest rate on our Credit Facility and lower average borrowing in the current period.
Interest on capital lease obligations of $0.9 million and $2.2 million in the three and nine months ended September 30, 2014, respectively, was higher than such interest incurred in the prior year periods as a result of an increase in

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assets under capital lease in the middle of the current year. For a discussion on the increase in assets under capital lease see "Resources and Systems - Liquidity" in this MD&A.
Foreign exchange (gain) loss
The foreign exchange losses and gains relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment parts. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk”.
Unrealized gain on derivative financial instruments
At December 31, 2013, we eliminated the embedded derivative in certain maintenance agreements. The unrealized gain on derivative financial instruments for the prior year reflects changes in the value of embedded derivatives in these maintenance agreements.
Income tax
For the three months ended September 30, 2014, we recorded no current income tax expense and $1.7 million deferred income tax expense, providing a net income tax expense of $1.7 million. This compares to a combined income tax benefit of $2.6 million recorded for the same period last year.
For the nine months ended September 30, 2014, we recorded a current income tax benefit of $0.1 million and a deferred income tax expense of $0.5 million, providing a net income tax expense of $0.4 million. This compares to a combined tax benefit of $7.5 million recorded for the same period last year.
Income tax as a percentage of income before income taxes for the three and nine months ended September 30, 2014 differs from the statutory rate of 25.26% primarily due to permanent differences resulting from equity settled stock-based compensation expense and book to filing differences.
Income tax as a percentage of income before income taxes for the three and nine months ended September 30, 2013 differs from the statutory rate of 25.21% primarily due to permanent tax differences and prior-year current tax adjustments.
Summary of Consolidated Cash Flows from Continuing Operations

	Three months ended			Nine months ended
	September 30,			September 30,
(dollars in thousands)	2014	2013	Change	2014	2013	Change
Cash (used in) provided by operating activities	$(1,153)	$4,494	$(5,647)	$29,629	$29,286	$343
Cash used in investing activities	(10,964)	(9,028)	(1,936)	(27,287)	(22,304)	(4,983)
Cash provided by (used in) financing activities	2,876	(206,549)	209,425	(15,581)	(229,389)	213,808
Net decrease in cash	$(9,241)	$(211,083)	$201,842	$(13,239)	$(222,407)	$209,168
Operating activities
Cash used in operating activities for the three months ended September 30, 2014 was $1.2 million, compared to generated cash of $4.5 million for the three months ended September 30, 2013. The current period decreased cash flow is primarily a result of a $19.1 million increase in non-cash working capital during the quarter compared to a $3.2 million increase in non-cash working capital during the prior year's quarter. The current quarter non-cash working capital increase resulted from higher accounts receivable and unbilled revenue balances, arising from the timing of customer payment certificate approvals, and a decrease in the billings in excess balance. The current quarter use of cash was partially offset by an improvement in cash from net income.
Cash provided by operating activities for the nine months ended September 30, 2014, was $29.6 million, compared to $29.3 million for the nine months ended September 30, 2013. The increased cash flow in the current period is largely a result of improved cash from net income, partially offset by cash required for the growth in non-cash working capital. The prior year period cash from operations benefited from cash generated from a reduction in non-cash working capital. Current period non-cash working capital benefited from improved customer collections, but was negatively affected by an increase in working capital from the ramp up of multiple projects at the Fort Hills mine.

Investing activities
Cash used in investing activities for the three months ended September 30, 2014 was $11.0 million, compared to $9.0 million for the three months ended September 30, 2013. Current period investing activities included $11.7 million for the purchase of plant and equipment and intangible assets, partially offset by $0.8 million cash received for proceeds on the disposal of plant and equipment and assets held for sale. Prior year investing activities of $9.0 million included a comparable spend of $11.3 million for the purchase of plant and equipment and intangible assets, partially offset by $2.3 million cash received for the proceeds on the disposal of plant and equipment and assets held for sale.
Cash used in investing activities for the nine months ended September 30, 2014 was $27.3 million, compared to $22.3 million for the nine months ended September 30, 2013. Current period investing activities included $29.6 million for the purchase of plant and equipment and intangible assets, partially offset by $2.3 million cash received from proceeds on the disposal of plant and equipment and assets held for sale. Prior year investing activities of $22.3 million included $27.9 million for the purchase of plant and equipment and intangible assets partially offset by $5.6 million cash received for proceeds on the disposal of plant and equipment and assets held for sale.
Financing activities
Cash provided by financing activities during the three months ended September 30, 2014 was $2.9 million primarily as a result of a net $9.4 million increase to our Credit Facility partially offset by $5.5 million in payments toward capital lease obligations and a $0.8 million purchase of treasury shares held in trust. Cash used in financing activities for the three months ended September 30, 2013 was $206.5 million, due to the $156.5 million redemption of Series 1 Debentures, scheduled capital lease obligation repayments of $3.6 million and a net $46.3 million decrease in our Credit Facility.
Cash used in financing activities during the nine months ended September 30, 2014 of $15.6 million was primarily due to the $10.3 million redemption of Series 1 Debentures, $13.5 million in capital lease obligation repayments and a $2.5 million purchase of treasury shares which was partially offset by the net $9.4 million increase in borrowing under the Credit Facility. Cash used in financing activities for the nine months ended September 30, 2013 was $229.4 million, resulting from the $156.5 million redemption of Series 1 Debentures, the net $62.3 million repayment to our credit facilities and $10.4 million of scheduled capital lease obligation repayments.
Summary of Consolidated Quarterly Results
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	claims and change orders;

•	the accounting for unrealized non-cash gains and losses related to foreign exchange and derivative financial instruments; and

•	the level of borrowing under our Series 1 Debentures and Credit Facility and the corresponding interest expense recorded against the outstanding balance of each.

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The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012
Revenue	$134.7	$116.2	$107.7	$108.9	$116.2	$115.0	$130.3	$116.8
Gross profit	16.8	9.3	15.2	16.8	11.6	8.4	8.9	9.8
Operating income (loss)	9.7	(2.2)	3.0	5.6	0.6	(2.3)	(6.5)	(1.7)
Net income (loss) from continuing operations	4.8	(4.1)	0.1	5.5	(8.7)	(5.6)	(9.2)	(4.9)
Net income (loss) from discontinued operations	—	—	—	—	82.7	(0.1)	4.6	9.5
Net income (loss)	4.8	(4.1)	0.1	5.5	74.1	(5.7)	(4.7)	4.6
Basic net income (loss) per share (i)
From continuing operations	$0.14	$(0.12)	$0.00	$0.15	$(0.24)	$(0.16)	$(0.26)	$(0.13)
From discontinued operations	$0.00	$0.00	$0.00	$0.00	$2.28	$0.00	$0.13	$0.26
Total	$0.14	$(0.12)	$0.00	$0.15	$2.04	$(0.16)	$(0.13)	$0.13
Diluted net income (loss) per share (i)
From continuing operations	$0.13	$(0.12)	$0.00	$0.15	$(0.24)	$(0.16)	$(0.26)	$(0.13)
From discontinued operations	$0.00	$0.00	$0.00	$0.00	$2.26	$0.00	$0.13	$0.26
Total	$0.13	$(0.12)	$0.00	$0.15	$2.02	$(0.16)	$(0.13)	$0.13

Cash dividend per share (ii)	$0.02	$0.02	$0.02	$0.00	$0.00	$0.00	$0.00	$0.00

i)
Net income (income) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

ii)
On February 19, 2014, we announced that as part of the Company's long term strategy to maximize shareholders' value and broaden our shareholder base, the Board of Directors approved the implementation of a new dividend policy whereby, we intend to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis.

The Board of Directors declared a dividend of two Canadian cents ($0.02) on each of the common shares issued and outstanding on the record dates of March 31, 2014, June 30, 2014 and September 30, 2014. The dividend payouts were made respectively on April 21, 2014, July 21, 2014 and October 21, 2014.

For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Results – Summary of Consolidated Quarterly Results” in our annual MD&A for the year ended December 31, 2013.
Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.
Profitability also varies from quarter-to-quarter as a result of claims and change orders. While claims and change orders are a normal aspect of the contracting business, they can cause variability in profit margin due to delayed recognition of revenues. For further explanation, see "Claims and Change Orders".
Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as provided by fixed interest expense.
Claims and Change Orders
Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.
Contract change management processes require that we prepare and submit change orders to the client requesting approval of scope and/or price adjustments to the contract. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the consolidated financial statements and reflect the impact of these changes in the consolidated financial statements.
Conversely, potential revenue associated with increases in cost estimates is not included in the consolidated financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and unapproved or unpriced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.
Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.
For the both the three and nine months ended September 30, 2014, due to the timing of receipt of signed change orders we had approximately $4.0 million in claims revenue recognized to the extent of costs incurred. We are working with our customers to come to a resolution on additional amounts, if any, to be paid to us with respect to these additional costs incurred.
As at September 30, 2014, we had $7.1 million of unresolved claims and change orders recorded on our balance sheet. This compares to $13.1 million of unresolved claims and change orders recorded on our balance sheet for the year ended December 31, 2013. We are working with our customers in accordance with the terms of our contracts to come to resolution on additional amounts, if any, to be paid to us with respect to these unresolved claims.
Contingent Proceeds
On July 12, 2013, we sold our Canadian based Piling related assets and liabilities and our US based Cyntech US Inc. legal entity (the "Piling sale") to the Keller Group plc (the "Keller Group" or the "Purchaser") for consideration of $227.5 million, plus $5.9 million of working capital adjustment. Net proceeds of $219.4 million were realized after the assignment to the Purchaser of $5.9 million of capital leases and selling and disposal costs of $8.1 million. A pre-tax gain on disposal of $98.1 million was recorded.
In conjunction with the Piling sale, we have exited the piling, foundation, pipeline anchor and tank services businesses. The results of piling operations are included in net income from discontinued operations for all periods presented.
As part of the sale we may receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold. These contingent proceeds will be recognized as the Piling Business EBITDA targets are achieved.t
The first part of the contingent proceeds of up to $57.5 million may be earned as follows based upon the Purchaser achieving annual results ranging between $30.0 million and $45.0 million in Piling Business EBITDA as follows:

•
A maximum of $30.0 million cash paid no later than September 30, 2014, with the full amount being paid in the event that the business earns annualized Piling Business EBITDA (“First Year Piling Business EBITDA”) of $45.0 million or more in the period from closing to June 30, 2014. The amount payable will be $2 for every $1 that First Year Piling Business EBITDA is greater than $30.0 million (with the maximum payment of $30.0 million where First Year Piling Business EBITDA is $45.0 million or greater).

•
A maximum of $27.5 million cash paid no later than September 30, 2015, with the full amount being paid in the event that the business earns Piling Business EBITDA (“Second Year Piling Business EBITDA”) of $45.0 million or more in the period from July 1, 2014 to June 30, 2015. The amount payable will be $1.833 for every $1 that Second Year Piling Business EBITDA is greater than $30.0 million (with the maximum payment of $27.5 million where Second Year Piling Business EBITDA is $45.0 million or greater).

The remaining contingent proceeds of up to $35.0 million, equal to $0.5 for every $1 by which cumulative Piling Business EBITDA in the period from closing to June 30, 2016 exceeds $135.0 million (with the maximum payment of $35.0 million where Piling Business EBITDA is $205.0 million or greater), will be calculated and paid as follows:

a.	no later than September 30, 2014, the Purchaser will pay an amount equal to $0.375 for every $1 by which First Year Piling Business EBITDA exceeds $45.0 million;

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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b.
no later than September 30, 2015, the Purchaser will pay an amount equal to $0.375 for every $1 by which the aggregate of First Year Piling Business EBITDA and Second Year Piling Business EBITDA exceeds $90.0 million, less any monies paid to the vendor under (a) above; and

c.
no later than September 30, 2016, the Purchaser will pay an amount equal to $0.5 for every $1 by which the aggregate of First Year Piling Business EBITDA, Second Year Piling Business EBITDA and Piling Business EBITDA for the period from July 1, 2015 to June 30, 2016 exceeds $135.0 million, less any monies paid to the vendor under (a) and (b) above.

The $45.0 million annual Piling Business EBITDA target is comparable to our Consolidated EBITDA level for the year ended March 31, 2013 for the Piling business. The cumulative two year $90.0 million Piling Business EBITDA target and the cumulative three year $135.0 million Piling Business EBITDA target are multiples of such annual Piling Business EBITDA target. We anticipate that the Purchaser will continue to grow the Piling business, resulting in the payment of some or all of these contingent proceeds.t
These contingent proceeds will be recognized as the Piling Business EBITDA targets are achieved. We have retained the right to verify the Piling Business EBITDA reported by the Purchaser during the period for which the contingent proceeds are being calculated.
On Monday August 4, 2014, the Keller Group released their “Interim Results for the six months ended 30 June 2014”. Within this release the Keller Group indicated that Keller Canada’s profits, which we believe are primarily related to the Piling Business, are below those expected at the time of acquisition. Consequently, Keller Group stated that it does not expect to pay any deferred consideration in respect of the acquisition. We received the First Year Piling Business EBITDA calculation from the Purchaser and are currently verifying the calculation.
In the event that the Piling business does not achieve its first year target, we still have the potential to realize a portion of the contingent proceeds next year, up to $27.5 million.t
D. OUTLOOK
We expect to windup summer construction project activities by mid-November and then transition into winter earthmoving activities as the fourth quarter of 2014 progresses. The favourable weather through early November, together with current bidding activity for winter work, indicates reasonable conditions for our oil sands operations in the near term. Beyond that we expect to continue to benefit from site development revenue at the Fort Hills mine where we anticipate to be bidding on additional projects in the new year. We recently secured over $100.0 million of mine support work on two mine sites that will commence late in the fourth quarter and progress into next year.t
Until recently, we expected continued favourable development on construction and mining operations through 2015. However, the recent events affecting oil prices and global growth projections have introduced some uncertainty into our expectations for 2015. Also affecting the new year, our customer at the Horizon mine has indicated that they will take over the equipment and maintenance activities associated with the overburden contract six months ahead of plan. While this may lower revenues and profit during the first half of 2015, we expect the earlier receipt of approximately $35.0 million in net cash for our contract equipment, in addition to the substantial elimination of our operating lease expense. Potentially offsetting the impacts of oil prices on project work and as part of our efforts to diversify our revenue, we have pre-qualified as part of a contractor consortium to bid for the main civil work package associated with the Site C Hydro project in British Columbia. Our partnership is one of four proponent teams for this project. Based on recent announcements, we also expect that a smaller early works package will be tendered for award in the first quarter of 2015 with the main civil work package to follow by early summer.t
In summary, for 2015 we presently expect reduced overburden removal revenues at the Horizon mine to be partially offset by project related work at this site, together with increased activity at the Fort Hills and Kearl mines and from non-oil sands projects. We continue to pursue heavy and light civil construction contracts in the oil sands, along with other major resource projects and provincial highway and infrastructure projects across Canada.t
Our recent debt reduction initiatives with a focus on lowering our cost of debt, combined with our stronger balance sheet will, we believe, provide a stable base to weather the current uncertainties and provide us with the ability to take advantage of organic growth and acquisition opportunities that may arise. We believe that our improved cost structure will drive strong profitability as additional revenue opportunities develop.t

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

E. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Laws and Regulations and Environmental Matters—Legal and Labour Matters” in our most recent annual information form ("AIF") for a complete discussion on this topic.
Employees and Labour Relations
As at September 30, 2014, we had approximately 275 salaried employees and approximately 1,525 hourly employees in our operations. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations typically ranges in size from 1,000 employees to approximately 1,600 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake. As at September 30, 2014, approximately 1,300 employees are members of various unions and work under collective bargaining agreements.
The majority of our work in our ongoing operations is carried out by employees governed by our mining overburden collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955, the primary term of which expires on March 31, 2015. Other collective agreements in effect include the provincial collective agreement between the Operating Engineers and the Alberta Roadbuilders and Heavy Construction Association ("ARBHCA"), which expires February 28, 2015 and the collective agreement specific to work performed in our Acheson maintenance shop between the Operating Engineers and North American Maintenance Ltd., which was successfully renewed until 2017, and employs approximately 40 employees.
We believe that our relationships with all our employees, both union and non-union, are strong. We have not experienced a strike or lockout.
F. RESOURCES AND SYSTEMS
CAPITAL STRATEGY
Over the past two years it has been our focus to increase shareholder value and reduce our cost of debt. Since June 30, 2012 we have taken the following actions:

•	Refinanced $53.7 million in operating leases to capital leases, reducing our average lease interest rates by almost 300 basis points to a range of 4% - 7%;

•	Redeemed $160.0 million in 9.125% Series 1 Debentures

•	Repaid $55.9 million of Term A and Term B facility debt under our previous Fourth Amended and Restated Credit Agreement;

•	Entered into a fifth amended and restated credit agreement with our existing banking syndicate which provided for

◦	A 1.5% interest rate reduction;

◦	An increase to the allowable debt in respect of capital leases to $90.0 million, allowing us to finance capital expenditures with lower cost debt;

◦	Pre-approval to redeem up to $20.0 million of our 9.125% Series 1 Debentures;

◦	Increased borrowing flexibility by securing the facility through a combination of working capital and equipment;

•
Purchased and subsequently cancelled 1.8 million voting common shares, in the normal course, in the United States, representing approximately 5% of our issued and outstanding voting common shares at the time of the purchase;

•	Implemented cost savings initiatives that improved Consolidated EBITDA margins to 13.2%, for the nine months ended September 30, 2014 compared to 7.9% for the same period last year;
With this strengthening of our balance sheet we have given ourselves the flexibility to be more competitive with our pricing in the oil sands and to endure uncertain times in oil price driven marketplaces.
We will continue to take advantage of our Credit Facility to deal with the working capital demands from the start-up of new projects. In addition, we will take advantage of our capital leasing capacity to improve our mix of higher cost

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debt relative to lower cost capital lease debt. With any cash generated from increased profitability and the interest payment savings from lower cost debt structure, we expect to focus on further reductions of our higher priced debt.t
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
Liquidity requirements
Our primary uses of cash are for plant, equipment and intangible asset purchases, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations and to finance working capital requirements.
Sources of liquidity
Our principal sources of cash are funds from operations and borrowings under our Credit Facility. At September 30, 2014, our cash balance of $0.5 million was $13.2 million lower than our cash balance at December 31, 2013.
We anticipate that we will likely have enough cash from operations to fund our annual expenses and capital additions. In the event that we require additional funding, we believe that any such funding requirements would be satisfied by the funds available from our Credit Facility.t
Summary of Consolidated Financial Position

(dollars in thousands)	September 30, 2014	December 31, 2013	Change
Cash	$503	$13,742	$(13,239)
Current assets (excluding cash)	137,035	114,082	22,953
Current liabilities	(118,286)	(93,482)	(24,804)
Net working capital	$19,252	$34,342	$(15,090)
Intangible assets	5,174	7,043	(1,869)
Plant and equipment	297,735	277,975	19,760
Total assets	484,084	445,641	38,443
Capital lease obligations (including current portion)	(59,355)	(43,295)	(16,060)
Total long term financial liabilities ‡	(118,689)	(109,635)	(9,054)

‡
Total long-term financial liabilities exclude the current portions of capital lease obligations, current portions of derivative financial instruments, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

Working capital fluctuations effect on liquidity
At September 30, 2014, we had $12.1 million in trade receivables that were more than 30 days past due compared to $5.1 million as at December 31, 2013. At September 30, 2014, the allowance for doubtful accounts related to our trade receivables was $0.1 million ($nil at December 31, 2013). We continue to monitor the credit worthiness of our customers.
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred within unbilled revenue. As at September 30, 2014, we had $7.1 million of unresolved claims and change orders recorded on our balance sheet ($13.1 million as at December 31, 2013). For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from high accounts receivable and unbilled revenue balances at the start of such projects.
Our working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.
As at September 30, 2014, holdbacks totaled $11.4 million, up from $9.1 million as at December 31, 2013. Holdbacks represented 21.9% of our total accounts receivable as at September 30, 2014 (12.9% as at December 31, 2013). The current year increase in holdbacks represents the timing of construction services projects and the associated substantial completion of work.
Plant, Equipment and Intangible Asset Purchases
We maintain a significant equipment and light vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. It is important for us to have an effective maintenance program to support our large revenue producing fleet to avoid equipment downtime, which can affect our revenue stream and inhibit our project profits.
As part of our maintenance program for our larger sized equipment, it is often cost effective to replace major components of the equipment, such as engines, drive trains and under carriages to extend the useful life of the equipment. The cost of these major equipment overhauls are recorded as capital expenditures and depreciated over the life of the replacement component. We refer to this type of equipment as "multi-life component" equipment. Once it is no longer cost effective to replace a major component to extend the useful life of a multi-life component piece of equipment, the equipment is disposed of and replacement capital is analyzed based on historical utilization and anticipated future demand.
For the balance of our heavy and light equipment fleet, it is not cost effective to replace individual components, thus once these units reach the end of their useful lives, they are disposed of and replacement capital is likewise assessed based on historical utilization and anticipated future demand. We refer to this type of equipment as "single-life component" equipment.
In addition, we may acquire new equipment to replace disposed assets and/or support our growth as we take on new projects. This includes the addition of revenue producing fleet and site infrastructure assets to support the maintenance activities of the fleet.
We typically require between $15.0 million to $25.0 million, annually, for capitalized maintenance that extends the useful life of our existing equipment fleet and an additional $10.0 million to $20.0 million (net of proceeds from disposals) to replace equipment that has reached the end of its useful life. We have increased our equipment replacement program in the current year to an estimated $25.0 million to $30.0 million to replace some of our aging single-life heavy equipment fleet which we anticipate will reduce our need for rental equipment and improve our maintenance costs. A portion of the current year increased spend is a carry-forward of spend from last year's heavy equipment orders which were not delivered until the beginning of this year. This fleet replacement was primarily focused on our smaller, civil construction equipment and reflects the current and anticipated continued high demand and utilization of these fleets. This increase in fleet replacement activity is expected to be primarily financed through capital leases.
We believe that our current fleet size and mix is in alignment with the current and near-term growth expectations of equipment demands from our clients. We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated future demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets. Our estimate of our capital needs (net of proceeds from disposal) for this year is approximately $50.0 million to $55.0 million, primarily related to capital maintenance and equipment replacement capital requirements. We believe our cash flow from operations, net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet these requirements.t

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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A summary of cash changes to plant, equipment and intangible assets by nature and by period is shown in the table below:

	Three months ended			Nine months ended
	September 30,			September 30,
(dollars in thousands)	2014	2013	Change	2014	2013	Change
New plant and equipment - capital expenditures
Sustaining	$7,497	$8,786	$(1,289)	$18,685	$18,498	$187
Growth	25	763	(738)	598	2,807	(2,209)
Subtotal	$7,522	$9,549	$(2,027)	$19,283	$21,305	$(2,022)
New intangible assets - capital expenditures
Sustaining	$56	$951	$(895)	$136	$2,090	$(1,954)
Growth	4	237	(233)	415	1,217	(802)
Subtotal	$60	$1,188	$(1,128)	$551	$3,307	$(2,756)
Total new additions to capital assets	$7,582	$10,737	$(3,155)	$19,834	$24,612	$(4,778)
Items affecting cash additions to capital assets:
Equipment buyouts	$4,328	$—	$4,328	$4,860	$—	$4,860
Change in non-cash working capital	(165)	611	(776)	4,891	3,289	1,602
Cash outflow on additions to plant, equipment and intangible assets	$11,745	$11,348	$397	$29,585	$27,901	$1,684
Capital asset disposal
Proceeds on disposal of plant and equipment	$433	$1,252	$(819)	$1,086	$2,569	$(1,483)
Proceeds on disposal of assets held for sale	348	1,068	(720)	1,212	3,028	(1,816)
Cash inflow for proceeds on disposal of capital assets	$781	$2,320	$(1,539)	$2,298	$5,597	$(3,299)
Net decrease in cash related to capital assets	$10,964	$9,028	$1,936	$27,287	$22,304	$4,983
Equipment lease buyout activity in the current periods only includes the buyout of equipment leases that we have capitalized in plant and equipment. We consider the lease buyout activity to be a change in financing, not an addition to our equipment fleet, as we would have previously reported the addition to our equipment fleet under non-cash additions.
Proceeds on the disposal of plant and equipment for the periods presented only includes proceeds specific to the assets we owned.
In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. In addition, we develop or acquire our intangible assets through capital expenditures.
Our equipment fleet value is currently split among owned, including assets under capital leases (80%), assets under operating leases (19%) and rented equipment (1%). Approximately 85% of our operating leased fleet value is specific to the Canadian Natural contract. Our equipment ownership strategy allows us to meet our customers' variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.
Credit Facility
On September 10, 2014, we entered into a First Amending Agreement to the Fifth Amended and Restated Credit Agreement (the "Credit Facility"). Our Fifth amended and Restated Credit Facility was signed on October 9, 2013, expires on September 30, 2016 and is secured through a combination of working capital and equipment. The amendment allows further flexibility in our financing needs as we plan for the future. The amended agreement includes the following changes:

•
Modification of the Senior Leverage Ratio covenant of Senior Debt to Consolidated EBITDA from less than 2.00 to 1.00 to less than 2.50 to 1.00. This change reflects our improved risk profile and lower Series 1 Debenture debt and we expect it to improve our liquidity.

•
Increase to the allowable debt in respect of capital leases by $15.0 million to $90.0 million. This will allow us to continue to eliminate operating leases and to finance capital expenditures with low cost debt, thereby freeing up cash for new opportunities or to retire other more costly debt.

•
Pre-approval to redeem up to $20.0 million of the 9.125% Series 1 Debentures. This is expected to increase our flexibility to balance our mix of lower cost secured debt versus higher cost unsecured debt.[t]

The Credit Facility allows borrowing of up to $85.0 million, contingent upon the value of the borrowing base, broken into two tranches:

•	Tranche A, that will support up to $60.0 million in both borrowing under a revolving facility and letters of credit

•	Tranche B, that will allow up to $25.0 million in letters of credit
Our interest cost on the Credit Facility is based on a pricing margin schedule that is affected by our credit rating with Standard & Poor's. Based on our current credit rating, our interest cost on the Credit Facility includes:

•	Canadian prime interest rate plus 3.0% interest charge on outstanding revolver facility borrowing

•	2.8% interest charge on outstanding letters of credit used as guarantees, drawn against either Tranche A or Tranche B

•	1.0% interest charge on any unused portion of the $85.0 million Credit Facility
The Credit Facility borrowing base is determined by the value of receivables and equipment with financial covenants of:

•	A Senior Leverage Ratio, which is to be maintained at less than 2.50 to 1.00

◦	The Senior Leverage Ratio is a ratio of Senior Debt (not including the 9.125% Series 1 Unsecured Debentures) to a trailing 12-months Consolidated EBITDA

•	A Fixed Charge Cover Ratio, which must be maintained at greater than 1.20 to 1.00

◦	The Fixed Charge Cover Ratio is the ratio of Consolidated EBITDA (less current income taxes actually paid) to Consolidated Fixed Charges.

▪
The Consolidated Fixed Charges is defined as cash interest (not including interest on the $150.0 million of debentures repurchased and redeemed or any interest on our previously outstanding Term Facilities), scheduled repayment of debt (not including the principal component of our previously outstanding Term Facilities), net capital expenditures (except to the extent financed by available cash, capital leases, loans under our credit facility of up to $15.0 million per year, or new share issuances) and any dividend payments or stock repurchases (except to the extent financed by available cash or a new share issuance).

Borrowing activity under the Credit Facility
The September 30, 2014 borrowing base allowed for a maximum draw of $54.6 million between the two tranches of our Credit Facility. At September 30, 2014, our unused borrowing availability on the revolving facility under Tranche A was $39.7 million (December 31, 2013 - $60.0 million).
The May 2, 2014 upgrade in our credit ratings by Standard & Poor ("S&P")2 has reduced the interest rate payable on borrowings under our Credit Facility. This recent upgrade has improved our cost of borrowing under the Credit Facility as follows:

•	A reduction of 0.5% in interest charged on outstanding revolver borrowing

•	A reduction of 0.3% in interest charged on outstanding letters of credit used as guarantees, drawn against either Tranche A or Tranche B

•	A reduction of 0.12% in standby fee interest charged on any unused portion of the $85.0 million Credit Facility
For a full discussion of our debt ratings, see "Resources and Systems - Debt Ratings".
Cash drawn under Tranche A
During the three and nine months ended September 30, 2014 we used our revolving facility to finance our working capital requirements. At September 30, 2014 we had $9.4 million outstanding on our revolving facility under Tranche A (December 31, 2013 - $nil). With the minimal need for our revolving facility in the current periods, the weighted

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.
2Standard and Poor’s Ratings Services (S&P), a division of The McGraw-Hill Companies, Inc.

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average amount of our borrowing on the revolving facility was $6.5 million and $2.2 million for the three and nine months ended September 30, 2014 at an average interest rate of 6.0% for both periods ($8.9 million and $30.4 million, respectively for the three and nine months ended September 30, 2013, at an average interest rate of 7.8% and 7.9%, respectively). The weighted average amount of our borrowing on the revolving facility is calculated based on the weighted average of the outstanding balances in the period. The maximum end of month balance for any single month during both the three and nine months ended September 30, 2014 was $15.0 million.
Letters of credit drawn under Tranche A
During the three and nine months ended September 30, 2014 we had no letter of credit borrowing activity under Tranche A and at both September 30, 2014 and December 31, 2013, we had no letters of credit issued under Tranche A.
Letters of credit drawn under Tranche B
There were $5.5 million of issued and undrawn letters of credit under the $25.0 million Tranche B (December 31, 2013 - $3.1 million) to support performance guarantees associated with customer contracts. One of our major long-term contracts allows the customer to require that we provide up to $15.0 million in letters of credit. As at September 30, 2014, we had no letters of credit outstanding in connection with this contract. This customer must provide a 60 day prior written notice to request any change in their letter of credit requirements.
Contractual obligations and other commitments
Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as at September 30, 2014.

	Payments due by year ending December 31,
(dollars in thousands)	Total	2014	2015	2016	2017	2018 and after
Series 1 Debentures	$65,000	$—	$—	$—	$65,000	$—
Revolving facility	9,440	—	—	9,440	—	—
Capital leases (including interest)	64,915	5,669	22,839	18,399	8,912	9,096
Equipment and building operating leases	31,892	3,631	7,328	3,984	3,849	13,100
Supplier contracts	11,104	—	3,156	3,974	3,974	—
Total contractual obligations	$182,351	$9,300	$33,323	$35,797	$81,735	$22,196
Our total contractual obligations of $182.4 million, as at September 30, 2014, have decreased from $184.3 million as at December 31, 2013.
For a full discussion on the revolving facility see "Liquidity - Credit Facilities", above and for a discussion on Series 1 Debentures see "Securities and Agreements", below.
Off-balance sheet arrangements
We have no off-balance sheet arrangements in place at this time.
Securities and Agreements
Capital Structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
On December 19, 2013 we completed the purchase and subsequent cancellation of 1.8 million voting common shares, in the normal course, in the United States primarily through the facilities of the New York Stock Exchange, using monetized claims from our recent business divestments (the "Purchase Program"). The common voting shares purchased under the Purchase Program represented approximately 5% of our issued and outstanding voting common shares, leaving a balance of 34,715,236 shares outstanding as of December 19, 2013.
All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.

With the initiation of our equity classified RSU and equity classified DSU awards, we entered into a trust fund agreement whereby the trustee will purchase and hold common shares, classified as treasury shares on our consolidated balance sheet, until such time that units issued under the equity classified plans are to be settled.
As at October 31, 2014, there were 35,408,256 voting common shares outstanding, which included 327,351 common shares held by the trust fund and classified as treasury shares on our consolidated balance sheet (35,404,016 common shares, including 296,136 common shares classified as treasury shares at September 30, 2014). We had no non-voting common shares outstanding on any of the foregoing dates.
For a more detailed discussion of our share data, see "Description of Securities and Agreements - Capital Structure" in our annual AIF for the year ended December 31, 2013.
9.125% Series 1 Debentures
We redeemed $10.0 million of our Series 1 Debentures on April 8, 2014, on a pro rata basis for 103.042% of the principal amount, plus accrued and unpaid interest.
For a full discussion on our Series 1 Debentures please see “Description of Securities and Agreements - 9.125% Series 1 Debentures” in our annual AIF for the year ended December 31, 2013.
DEBT RATINGS
On May 2, 2014, as a result of our improved financial risk profile in 2013 and its belief that this improvement should be sustainable, S&P upgraded the ratings on our long-term corporate credit rating and our senior unsecured debt to "B" from the previous ratings of "B-".
Our credit ratings are as follows:

Category	Standard & Poor's
Corporate Rating	B('stable' outlook)
Series 1 Debentures	B(recovery rating of "4")
An upgrade in our credit ratings, particularly the rating issued by S&P, has reduced the interest rate payable on borrowings under our credit agreement (see "Credit Facility", above). Counterparties to certain agreements may require additional security or other changes in business terms if our credit ratings are downgraded. Furthermore, these ratings are required for us to access the public debt markets, and they affect the pricing of such debt. Any downgrade in our credit ratings from current levels could adversely affect our long-term financing costs, which in turn could adversely affect our ability to pursue business opportunities.
A credit rating is a current opinion of the credit worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the credit worthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. A credit rating is not a statement of fact or recommendation to purchase, sell, or hold a financial obligation or make any investment decisions nor is it a comment regarding an issuer's market price or suitability for a particular investor. A credit rating speaks only as of the date it is issued and can be revised upward or downward or withdrawn at any time by the issuing rating agency if it decides circumstances warrant a revision. Definitions of the categories of each rating and the factors considered during the evaluation of each rating have been obtained from S&P's website.3
Standard and Poor's
An obligation rated "B" is regarded as having speculative characteristics, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. The ratings from "AA" to "CCC" may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

3 This debt rating information is current as of this report and we undertake no obligation to provide investors with updated information.

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A recovery rating of "4" for the Series 1 Debentures indicates an expectation for an average of 30% to 50% recovery in the event of a payment default.
A Standard & Poor's rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically nine months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. A Stable outlook means that a rating is not likely to change. A Negative outlook means that a rating may be lowered. A Developing outlook means there is a one-in-three chance the rating could be raised or lowered during the two-year outlook horizon.
Internal Systems and Processes
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of September 30, 2014 such disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
There have been no changes to our internal controls over financial reporting (“ICFR”) for the three and nine months ended September 30, 2014 that have materially affected, or are reasonably likely to affect, our ICFR.
Accounting Pronouncements
Recently adopted

•	Income taxes

◦
We adopted this Accounting Standards Update (“ASU”) No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Carry Forward Exists effective commencing January 1, 2014. The adoption of this standard did not have a material impact on our consolidated financial statements.

Not Yet Adopted

•	Presentation of financial statements and property, plant and equipment

◦
In April 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disposals of Components of an Entity. This ASU will be effective for disposals recorded on or after January 1, 2015. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

•	Revenue from Contracts with Customers

◦
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU will be effective commencing January 1, 2017. We are currently assessing the effect the adoption of this standard will have on our consolidated financial statements.

•	Compensation - Stock Compensation

◦
In May 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

•	Presentation of Financial Statements - Going Concern

◦
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Topic 205-40).This ASU will be effective commencing January 1, 2017, with early adoption permitted. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

For a complete discussion of accounting pronouncements recently adopted and accounting pronouncements not yet adopted, see the "Accounting pronouncements recently adopted" and "Recent accounting pronouncements not yet adopted" sections of our Consolidated Financial Statements for the three and six months ended September 30, 2014 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Critical Accounting Estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2013.
G. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•
The expectation that we may receive up to $92.5 million in additional proceeds in connection with the Piling sale, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold; and in the event that the Piling business does not achieve the first year target, the potential to realize a portion of the contingent proceeds next year, up to $27.5 million.

•	The anticipation that the purchaser will continue to grow the piling business, resulting in the payment of some or all of the contingent proceeds.

•	The expectation that project windup activities will continue through the fourth quarter of 2014.

•	The expectation that we may receive approximately $35.0 million in net cash for equipment relating to the takeover of equipment and maintenance activities by the Horizon mine customer.

•
The expectation that an early works package will be tendered for award in the first quarter of 2015 with the main civil work packages to follow by early summary and the believe that our improved cost structure will drive strong profitability as additional revenue opportunities develop.

•
The expectation that we will continue to benefit from site development revenue at the Fort Hills mine and that the reduced activity at the Horizon mine will be offset by activity at the Fort Hills and Kearl mine sites and from non-oil sands activities.

•
Our belief that our recent debt reduction initiatives together with a focus on lowering the cost of debt and our stronger balance sheet will provide a stable base to weather the current uncertainties and provide us with the ability to take advantage of organic growth and acquisition opportunities that may arise

•	The expectation that we will focus any cash generated from increased profitability and lower interest payments on a further reduction of our higher priced debt.

NOA

•
Our estimated capital needs and our belief that we will have enough cash from operations to fund our annual expenses and capital additions and our belief that in the event that we require additional funding, we believe that such funding requirements can be satisfied by the funds available from our Credit Facility and our equipment leasing capacity.

•	The expectation that liquidity will be improved and that flexibility will be increased as a result of the amendments to our Fifth Amended and Restated Credit Agreement.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2013 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	that interest rates remain relatively stable and our needs for equipment stay relatively the same;

•	the growth of the Piling business by the Purchaser after the Piling sale occurring as anticipated;

•	our ability to respond to changing market conditions and activity levels, while maintaining profitability levels;

•	our ability to benefit from increased construction services and site development revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

•
our success in managing our business, maintaining and growing our relationships with customers, retaining new customers, integrating our acquisitions, competing in the bidding process to secure new projects, executing our growth strategy and identifying and implementing improvements in our maintenance and fleet management practices; and

•	our ability to meet our capital needs for equipment purchases though cash flow from operations or our equipment lease capacity.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign exchange risk
Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At September 30, 2014, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.
Interest rate risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our Series 1 Debentures are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.
In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
At September 30, 2014, we had $9.4 million outstanding debt pertaining to our revolving facility under the Credit Facility (December 31, 2013 – $nil).
H. GENERAL MATTERS
Additional Information
Our corporate office is located at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2013, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

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FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the President and Chief Executive Officer of North American Energy Partners Inc., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended September 30, 2014.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2014 and ended on September 30, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: November 4, 2014

/s/ Martin Ferron
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, David Blackley, the Chief Financial Officer of North American Energy Partners Inc., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended September 30, 2014.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2014 and ended on September 30, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: November 4, 2014

/s/ David Blackley
Chief Financial Officer